82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030579

REGISTRANT'S NAME Thai Telephone & Telecommunication PLC

*CURRENT ADDRESS ____________________

**FORMER NAME ____________________

PROCESSED
APR 16 2002
THOMSON FINANCIAL

**NEW ADDRESS ____________________

FILE NO. 82- 3744 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 3/15/02

82-3744

AR/S
12-31-01

THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
AND REPORT OF CERTIFIED PUBLIC ACCOUNTANT

MAR 07 2002

Expressed In
Thai Baht

02 MAR 13 AM 8:32

THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED

ANDERSEN

SGV-Na Thalang & Co Ltd
22nd Floor Siam Tower
989 Rama I Road Pathumwan
Bangkok 10330
Thailand

Tel 66 2658 0611
Fax 66 2658 0660

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Shareholders of
Thai Telephone & Telecommunication Public Company Limited

I have audited the balance sheet of Thai Telephone & Telecommunication Public Company Limited and the consolidated balance sheet of Thai Telephone & Telecommunication Public Company Limited and subsidiaries as at December 31, 2001, and the related statements of income, changes in shareholders' equity, deficits and cash flows and the consolidated statements of income, changes in shareholders' equity, deficits and cash flows for the year then ended. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my audit. The financial statements of Thai Telephone & Telecommunication Public Company Limited and the consolidated financial statements of Thai Telephone & Telecommunication Public Company Limited and subsidiaries for the year ended December 31, 2000, were audited by Mrs. Sudchit Boonprakob, who is an auditor in my firm, and whose report dated February 23, 2001, expressed an unqualified opinion on those financial statements with the emphasis paragraph regarding the substantial doubt about the Company ability to continue as a going concern.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of Thai Telephone & Telecommunication Public Company Limited and of Thai Telephone & Telecommunication Public Company Limited and subsidiaries as at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED

I draw attention to Note 2 to the financial statements. The Company incurred a net loss of Baht 424 million during the year ended December 31, 2001. The Company and subsidiaries incurred a net loss of Baht 424 million during the year ended December 31, 2001. However, management believes that the going concern basis of preparation the financial statements is appropriate because the Company succeeded in debt restructuring with financial creditors and major creditors and also believes that the Company will succeed in debt restructuring with the remaining creditors and can comply with the conditions defined in the agreements related to debt restructuring. Nevertheless, the economic situations is uncertain and may have effect on the Company 's success in future operations and generating sufficient cash flows from operations to meet conditions under the agreements related to debt restructuring. The ultimate outcome of this matter cannot presently be determined. The accompanying financial statements reflect management's current assessments of the impact to date of the economic situation on the financial position of the Company. Actual results could differ from the management's current assessments and such differences could be material.

VICHIEN THAMTRAKUL
C.P.A. (THAILAND)
Registration No. 3183

Bangkok
February 12, 2002

BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

A S S E T S

	Note	In Baht			
		Consolidated		The Company Only	
		2001	2000	2001	2000
CURRENT ASSETS					
Cash on hand and in banks	16.4	697,891,644	3,048,194,766	532,783,683	2,911,248,666
Short-term investments	16.4				
- Fixed deposits		-	133,219,296	-	133,219,296
- Short-term investments in promissory notes		850,000,000	-	720,000,000	-
Receivable from Telephone Organization Of Thailand – net	6, 16.1	1,625,509,961	3,195,763,357	1,625,509,961	3,195,763,357
Receivable from subsidiaries	5	-	-	112,627,343	54,422,180
Accounts receivable - Others (net of allowance for doubtful accounts of approximately Baht 75 million in 2001 and 110 million in 2000)		38,654,305	309,941,126	33,511,935	300,916,088
Inventories – net	7	406,605,679	502,685,311	406,506,671	502,117,829
Advance to contractors	16.4	-	20,471,224	-	-
Accrued income from telephone services		226,135,434	242,526,555	226,135,434	242,526,555
Prepaid long distance circuit rental		68,417,600	-	68,417,600	-
Other current assets	5	162,063,100	124,195,352	132,690,113	114,621,082
Total Current Assets		4,075,277,723	7,576,996,987	3,858,182,740	7,454,835,053
REFUNDABLE VALUE ADDED TAX		42,740,127	966,933,611	22,234,984	949,077,318
ADVANCE FOR PURCHASE OF PAYPHONE	26.2	17,195,231	86,130,000	-	-
INVESTMENTS IN SUBSIDIARIES - Equity method	8	-	-	547,501,641	345,656,002
ASSETS NOT USED IN OPERATIONS -Net	9	54,035,525	54,484,561	54,035,525	54,484,561
PROPERTY, PLANT AND EQUIPMENT- At Cost; net of accumulated depreciation	10	2,999,016,891	2,067,109,271	2,437,733,414	1,801,638,688

BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

A S S E T S (Continued)

		In Baht			
		Consolidated		The Company Only	
	Note	2001	2000	2001	2000
INVESTMENTS IN TELEPHONE SERVICES EXPANSION PROJECT- Net	5, 11, 16.1	1,289,597	22,289,527	1,289,597	22,289,527
COST OF TELEPHONE SERVICE EXPANSION PROJECT TRANSFERRED TO TELEPHONE ORGANIZATION OF THAILAND - Net	12	37,664,208,664	39,849,389,139	37,772,389,016	39,955,133,090
OTHER ASSETS					
Prepaid income tax and withholding tax		197,572,622	318,421,343	194,650,150	314,306,327
Value added tax		283,105,719	-	283,105,719	-
Refundable deposits and others		44,171,007	47,129,895	30,985,393	36,160,030
Total Other Assets		524,849,348	365,551,238	508,741,262	350,466,357
TOTAL ASSETS		45,378,613,106	50,988,884,334	45,202,108,179	50,933,580,596

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

LIABILITIES AND SHAREHOLDERS' EQUITY

		In Baht			
		Consolidated		The Company Only	
	Note	2001	2000	2001	2000
CURRENT LIABILITIES					
Accounts payable - trade					
- Related companies	5, 13	-	3,459,718,871	-	3,459,718,871
- Other companies		1,070,428,790	8,719,737,002	1,027,512,539	8,694,218,299
Accounts payable – others	14	250,045,363	1,077,512,361	74,476,492	1,044,278,895
Current portion of long-term loans		249,877,042	-	249,877,042	-
Long-term loans due upon demand	16.4,17	-	25,147,527,425	-	25,147,527,425
Payable to subsidiary companies	5	-	-	137,168,078	114,821,784
Income tax payable		48,393,064	26,883,059	-	-
Accrued long distance circuit rental expenses	16.2	117,619,667	2,970,664,052	117,619,667	2,970,664,052
Accrued conduit rental expenses	16.3	155,649,637	787,290,793	155,649,637	787,290,793
Accrued interest expense	16.4	8,265,005	2,475,027,684	8,265,005	2,475,027,684
Accrued financial advisory and legal fee expenses		17,252,178	137,336,719	17,252,178	137,336,719
Other current liabilities	5	377,234,886	515,214,051	330,440,067	430,723,757
Total Current Liabilities		2,294,765,632	45,316,912,017	2,118,260,705	45,261,608,279
LONG TERM LOANS-Net of portion presented in current liabilities	16.4, 17	32,062,185,594	2,409,525,006	32,062,185,594	2,409,525,006
TOTAL LIABILITIES		34,356,951,226	47,726,437,023	34,180,446,299	47,671,133,285
SHAREHOLDERS' EQUITY					
Share capital – common shares, Baht 10 par value					
Authorized share capital - 7,000 million shares in 2001 and 1,375 million shares in 2000					
Issued and fully paid-up share capital - 2,812.3 million shares in 2001 and 1,125 million shares in 2000		28,123,234,640	11,250,000,000	28,123,234,640	11,250,000,000
Premium on share capital		670,584,255	9,360,300,000	670,584,255	9,360,300,000
Retained earnings (deficit)					
Reserve fund	21	63,358,478	63,358,478	63,358,478	63,358,478
Deficit		(17,835,515,493)	(17,411,211,167)	(17,835,515,493)	(17,411,211,167)
Shareholders' Equity – net		11,021,661,880	3,262,447,311	11,021,661,880	3,262,447,311
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		45,378,613,106	50,988,884,334	45,202,108,179	50,933,580,596

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

		In Baht			
		Consolidated		The Company Only	
	Note	2001	2000	2001	2000
REVENUES					
Income from Telephone Services					
Expansion Joint - Investment Agreement	16.1	6,579,230,353	6,564,838,856	5,825,394,247	6,144,064,368
Sales and services income		76,789,326	114,922,062	-	-
Equity in net income of subsidiaries		-	-	201,845,638	108,088,791
Interest income		106,632,274	8,310,049	102,784,801	6,326,911
Other income	5	94,151,691	63,781,035	311,896,090	158,576,034
Total Revenues		6,856,803,644	6,751,852,002	6,441,920,776	6,417,056,104
COSTS AND EXPENSES					
Cost of sales and services		482,547,114	435,470,530	-	-
Operating, administrative and general expenses	5,16.2, 16.3	3,016,864,903	2,842,147,663	3,173,638,917	2,984,854,476
Loss on exchange rate - net		352,549,819	2,406,193,009	345,685,285	2,406,193,009
Amortization and depreciation		2,422,933,539	2,614,241,095	2,431,223,862	2,623,133,559
Interest expense		2,514,754,244	2,813,897,027	2,511,775,748	2,813,897,027
Directors' remuneration		8,773,461	9,355,792	8,773,461	9,355,792
Total Costs and Expenses		8,798,423,080	11,121,305,116	8,471,097,273	10,837,433,863
LOSS BEFORE INCOME TAX AND EXTRAORDINARY ITEM		(1,941,619,436)	(4,369,453,114)	(2,029,176,497)	(4,420,377,759)
INCOME TAX	20	(87,557,061)	(50,924,645)	-	-
NET LOSS BEFORE EXTRAORDINARY ITEM		(2,029,176,497)	(4,420,377,759)	(2,029,176,497)	(4,420,377,759)
EXTRAORDINARY ITEM – Gain on debt restructuring	17	1,604,872,171	-	1,604,872,171	-
NET LOSS		(424,304,326)	(4,420,377,759)	(424,304,326)	(4,420,377,759)
Basic Loss per Share (Baht)					
Loss before extraordinary item		(1.21)	(3.93)	(1.21)	(3.93)
Extraordinary item		0.96	-	0.96	-
Net loss	22	(0.25)	(3.93)	(0.25)	(3.93)

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

		In Baht			
		Consolidated		The Company Only	
	Note	2001	2000	2001	2000
SHARE CAPITAL					
Common shares					
Balance, Beginning of Year		11,250,000,000	11,250,000,000	11,250,000,000	11,250,000,000
Addition		16,873,234,640	-	16,873,234,640	-
Balance, End of Year		28,123,234,640	11,250,000,000	28,123,234,640	11,250,000,000
PREMIUM ON SHARE CAPITAL					
Balance, Beginning of Year		9,360,300,000	9,360,300,000	9,360,300,000	9,360,300,000
Deduction		(8,689,715,745)	-	(8,689,715,745)	-
Balance, End of Year		670,584,255	9,360,300,000	670,584,255	9,360,300,000
RETAINED EARNINGS (DEFICIT)					
Appropriated for Reserve Fund					
Balance, Beginning of Year		63,358,478	63,358,478	63,358,478	63,358,478
Addition		-	-	-	-
Balance, End of Year		63,358,478	63,358,478	63,358,478	63,358,478
Unappropriated					
Balance, Beginning of Year		(17,411,211,167)	(12,990,833,408)	(17,411,211,167)	(12,990,833,408)
Net Loss		(424,304,326)	(4,420,377,759)	(424,304,326)	(4,420,377,759)
Balance, End of Year		(17,835,515,493)	(17,411,211,167)	(17,835,515,493)	(17,411,211,167)
SHAREHOLDERS' EQUITY - Net		11,021,661,880	3,262,447,311	11,021,661,880	3,262,447,311

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

		In Baht			
		Consolidated		The Company Only	
	Note	2001	2000	2001	2000
Deficit					
Balance, Beginning of Year		(17,411,211,167)	(12,990,833,408)	(17,411,211,167)	(12,990,833,408)
Net loss		(424,304,326)	(4,420,377,759)	(424,304,326)	(4,420,377,759)
Deficit, End of Year		(17,835,515,493)	(17,411,211,167)	(17,835,515,493)	(17,411,211,167)
Appropriated Ratained Earnings					
Reserve Fund					
Balance, Beginning of Year		63,358,478	63,358,478	63,358,478	63,358,478
Addition		-	-	-	-
Balance, End of Year		63,358,478	63,358,478	63,358,478	63,358,478
Deficit		(17,772,157,015)	(17,347,852,689)	(17,772,157,015)	(17,347,852,689)

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	In Baht			
	Consolidated		The Company Only	
	2001	2000	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	(424,304,326)	(4,420,377,759)	(424,304,326)	(4,420,377,759)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities				
Gain on debt restructuring	(1,604,872,171)	-	(1,604,872,171)	-
Depreciation and amortization	2,594,819,729	2,684,243,001	2,431,223,862	2,623,133,561
Interest capitalized as loan	95,009,906	-	95,009,906	-
Adjusted project cost transferred to Telephone Organization of Thailand, investments in telephone services expansion project and others	70,356,527	120,509,800	70,356,527	120,509,800
Provide (reversal of) provision for doubtful accounts	(6,917,449)	111,077,520	(6,917,449)	111,077,520
Provide provision for decline in value of inventories	139,010,077	119,880,885	139,010,077	119,880,885
Loss on impairment of assets	-	457,480	-	457,480
Unrealized loss on exchange rates	363,791,778	2,415,081,992	359,852,052	2,415,081,992
Equity in net income of subsidiaries	-	-	(201,845,638)	(117,444,594)
Gain on disposal of fixed assets	(7,636,496)	(20,719,488)	(7,087,844)	(15,246,903)
Income from Operating Activities before Changes in Operating Assets and Liabilities	1,219,257,575	1,010,153,431	850,424,996	837,071,982
Decrease (increase) in operating assets				
Proceeds from refundable of value added tax and corporate tax	1,126,956,380	-	1,126,956,380	-
Payment in accordance with the result of debt restructuring for				
- Telephone Organization of Thailand	(644,106,387)	-	(644,106,387)	-
- Small creditors	(135,252,656)	-	(135,252,656)	-
Receivable from Telephone Organization of Thailand	(810,402,212)	(617,994,864)	(810,402,212)	(617,994,864)
Accounts receivable – related companies	-	-	(58,205,163)	(3,565,588)
Accounts receivable- other	20,081,608	3,059,859	16,298,434	858,480
Inventories	(42,930,444)	(6,860,138)	(43,398,918)	(7,853,406)
Prepaid income tax and withholding tax	(68,620,853)	(64,514,387)	(68,620,853)	(62,983,449)
Refundable value added tax	(14,485,866)	(6,782,665)	(11,837,016)	(7,200,856)
Other current assets	47,983,569	(54,741,968)	35,334,651	(57,755,446)
Increase (decrease) in operating liabilities				
Accounts payable – trade	(379,106,440)	(62,662,907)	(364,627,525)	(51,899,435)
Accounts payable – other	(80,404,828)	(39,280,247)	(49,802,403)	(11,642,321)
Income tax payable	21,510,005	13,060,572	-	-
Payable to related companies	-	-	22,346,294	(23,699,580)
Accrued long distance circuit rental expense	(106,193,138)	31,515,758	(106,193,138)	31,515,758
Accrued conduit rental expense	42,270,730	123,763,219	42,270,730	123,763,219
Accrued interest expenses	(141,479,860)	635,891,034	(141,479,860)	635,891,033
Other current liabilities	(73,220,060)	229,735,270	(53,051,508)	204,621,843
Net Cash Provided by (Used in) Operating Activities	(18,142,877)	1,194,341,967	(393,346,154)	989,127,370

STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	In Baht			
	Consolidated		The Company Only	
	2001	2000	2001	2000
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of fixed assets	8,811,661	27,926,648	7,740,173	15,275,753
Decrease (increase) in short-term investments	(500,000,000)	46,000,000	(500,000,000)	-
Decrease (increase) in fixed deposits	133,219,296	(612,472)	133,219,296	(612,472)
Increase in property, plant and equipment	(1,046,000,500)	(200,499,965)	(826,374,903)	(145,966,218)
Increase in investments in telephone services expansion project	(77,606,539)	(248,281,466)	(80,042,941)	(252,260,869)
Increase in advance for purchase of payphone	-	(99,000,000)	-	-
Decrease (increase) in deposits and others	4,250,927	(14,785,119)	5,174,636	(5,200,677)
Net Cash Used in Investing Activities	(1,477,325,155)	(489,252,374)	(1,260,283,739)	(388,764,483)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from share capital	4,001	-	4,001	-
Payment of long – term loans	(504,839,091)	-	(504,839,091)	-
Net Cash Used in Financing Activities	(504,835,090)	-	(504,835,090)	-
NET INCREASE (DECREASE) IN CASH	(2,000,303,122)	705,089,593	(2,158,464,983)	600,362,887
CASH AND CASH EQUIVALENTS, AT BEGINNING OF YEAR	3,048,194,766	2,343,105,173	2,911,248,666	2,310,885,779
CASH AND CASH EQUIVALENTS, AT END OF YEAR	1,047,891,644	3,048,194,766	752,783,683	2,911,248,666
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION				
1. Cash payments during the years:				
Interest expenses	2,164,711,195	2,334,082,184	2,164,711,195	2,333,744,042
Income tax	106,737,997	104,410,119	68,766,544	62,983,449
2. Cash and cash equivalents consist of:				
Cash on hand and in banks	697,891,644	3,048,194,766	532,783,683	2,911,248,666
Short – term investments with maturity date within 3 months	350,000,000	-	220,000,000	-
	1,047,891,644	3,048,194,766	752,783,683	2,911,248,666

3. *During 2000, a subsidiary received public telephone assets amounting to USD 1.4 million which the subsidiary paid USD 0.3 million and USD 0.7 million as at December 31, 2000 and 2001, respectively. During 2001, the subsidiary received public telephone assets amounting to USD 8.1 million which the subsidiary had not paid to payable amounting to USD 3.8 million (equivalent to Baht 168.5 million) as at December 31, 2001. In addition, during 2001, the subsidiary recorded advance for purchase of public telephone and accessories amounting to USD 0.4 million and Baht 1.4 million that was not paid.*

The accompanying notes are an integral part of these financial statements.

1. BASIS OF FINANCIAL STATEMENT AND CONSOLIDATION PREPARATION

The Company's financial statements have been prepared according to the requirements for presentation of balance sheets and profit and loss statements for public companies which are indicated in the Ministerial Regulations No.7 (1996). They are also in accordance with standards established by the Institute of Certified Accountants and Auditors of Thailand, and the regulations of The Stock Exchange of Thailand.

The statutory financial statements are prepared in Thai Baht in the Thai language in conformity with generally accepted accounting principles in Thailand.

The accounting standards used may not conform to generally accepted accounting principles in other countries. The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Thailand. Accordingly, these financial statements are not designed for those who are not informed about Thai accounting principles and practices.

For convenience of the readers, an English translation of financial statements has been prepared from the Thai language statutory financial statements that are issued for domestic reporting purposes.

The consolidated financial statements include the accounts of Thai Telephone & Telecommunication Public Company Limited (TT&T) and its subsidiaries (TT&T Subscriber Services Company Limited and TT&T Value Added Service Co., Ltd. 99.993% and 99.999% (directly hold 66.66% and indirectly hold 33.33%) owned by the Company, respectively). Such subsidiaries were established in Thailand on September 7, 1993 and October 20, 1994, respectively. TT&T Subscriber Services Company Limited engages in the sale of telephone equipment and installation to the subscribers and installation of dropwires to TT&T while TT&T Value Added Service Co., Ltd. engages in the cable TV business including installation and maintenance services. In 1997, the management resolved to cease the cable TV business and change to do the public telephone business in the provincial areas instead.

Significant inter-company transactions with the subsidiaries have been eliminated in the consolidated financial statements.

2. THE EFFECT OF THE ECONOMIC CRISIS

The Company's operations have been affected significantly, and may continue to be affected for the foreseeable future, by the country's unstable economy caused by the currency volatility in the Asia Pacific region. The Company is in the public utilities business that needs large capital investment and loans to import equipment for this project. The volatility in Baht currency and the slowdown in the economic growth in Thailand caused the Company difficulty in repaying some portion of loans. The Company incurred a net loss of Baht 424 million during the year ended December 31, 2001. The Company and subsidiaries incurred a net loss of Baht 424 million during the year ended December 31, 2001. However, management believes that the going concern basis of preparation the financial statements is appropriate because the Company succeeded in debt restructuring with financial creditors and major creditors and also believes that the Company will succeed in debt restructuring with the remaining creditors as mentioned in Note 17 to the financial statements. Nevertheless, the economic situations is uncertain and may have effect on the Company 's success in future operations and generating sufficient cash flows from operations to meet conditions under the agreements related to debt restructuring. The ultimate outcome of this matter cannot presently be determined. The accompanying financial statements reflect management's current assessments of the impact to date of the economic situation on the financial position of the Company. Actual results could differ from the management's current assessments and such differences could be material.

3. PROGRESS OF OPERATIONS

Thai Telephone & Telecommunication Public Company Limited was registered on June 29, 1992 for the purpose of joint-undertaking of and investment in the expansion project of telephone service with The Telephone Organization of Thailand (TOT) in the provincial areas including the installation of 1.5 million telephone lines. The Company started its commercial operations relating to the agreement in October 1993. The Company was registered as a public company on January 27, 1994. The principal shareholders are Jasmine International Public Company Limited, Nippon Telegraph and Telephone West Corporation, Loxley Public Company Limited, Italian-Thai Development Public Company Limited and Thai Farmers Bank Public Company Limited.

Presently, the Company's head office is located at 252/30 Muang Thai-Phatra Complex Tower 1, Floor 24, Ratchadaphisek Road, Huaykwang, Bangkok 10320. At December 31, 2001 and 2000, the Company had 3,265 employees and 3,190 employees, respectively. The employee costs for the years 2001 and 2000 amounted to approximately Baht 787 million and Baht 748 million, respectively.

In 1997, the Company finished the installation of all the telephone services expansion in the provincial telephone area for a total of 1.5 million numbers and transferred the assets to TOT. The amount of assets transferred, according to the asset transfer documents after the latest adjustment in 1997, was approximately Baht 55,305 million, which was approximately Baht 4,626 million higher than that of the Company's records. The Company adjusted the amount of assets transferred to agree with that of the books of accounts. TOT has already accepted all those transferred assets (except supporting systems) in the second quarter of 1998. However, the Company has not transferred some portions of the supporting systems to TOT since they are in the process of acceptance. Because all of the said supporting systems have been in use in the Telephone Service Expansion in 1998, the Company had transferred the related investments in Telephone Service Expansion and Deferred Project Cost to the account of Cost of Telephone Service Expansion Project Transferred to TOT.

On September 19, 1996, the Company signed with TOT the Addendum to the Amended Concession Agreement regarding the improvement or changing of technology of the network for introduction of the Personal Cordless Telephones (PCT). Under the terms and conditions thereof, the Company has the obligation to install a number of cell stations within a certain period of time as specified in the said Addendum. TOT agrees to permit the Company to provide PCT service for the telephone numbers under the TOT's provincial network as well. Because of the economic crisis, the Company requested for termination of the PCT contract without compensation or extended installation period until the economic situation has recovered. Presently, the results of the consideration have not yet been known.

In addition, the Company has proposed to change from revenue sharing to other forms of compensation. The Ministry of Transport and Communication (MOTC) has appointed advisors to provide recommendations on the issue of concession conversion within the telecommunication sector. MOTC recognized that concession conversion is an integral part of implementation of the Telecom Master Plan. MOTC forwarded the consultant recommendations for consideration by the State Enterprise Policy Commission (SEPC). The Commission requested Thailand Development Research Institute (TDRI) to provide recommendations on the issues. TDRI has proposed the principles and methods in detail of concession conversion for the telecommunication sector to the Commission in August 1999. The said principles of concession conversion have been considered by the Commission and further proposed to the cabinet for final approval. After considering the proposal, the cabinet meeting on January 25, 2000 agreed with the principle and procedures for the concession conversion proposed by TDRI. Besides, the Subcommittee for Concession Conversion (SCC) was set up by SEPC on March 17, 2000 to proceed with the concession conversion. The Company submitted its Letter of Intent for concession conversion to SCC on May 12, 2000 and accordingly its proposal for concession conversion was submitted on May 31, 2000. The Company entered into the engagement letter with a company for advisory service regarding concession conversion and then submitted the proposal additional information of concession conversion to SCC. The first meeting chaired by SCC was held on October 11, 2000 with the Company and TOT in order to establish the negotiation guidelines as well as timetable. At the first stage, SCC asked both parties to negotiate and seek agreement among themselves. The Company and TOT held the first meeting on October 18, 2000,which has been followed by several meetings. Several meetings among the Company, TOT and SCC have been held in connection with the program on negotiation. However, since there was the change in government at the beginning of 2001, the previous SCC has been terminated accordingly. A new SCC had been established. Chulalongkorn University Intellectual Property Institute was appointed as the advisor to SCC. At present, there is still in the process of amendment to the principles of concession conversion in order to be more practical. Therefore, no negotiation has been carried on to date.

4. ACCOUNTING POLICIES

Income Recognition

The Company recognizes income on the Concession Agreement based on the sharing percentage, specified in the agreement, computed on the income from telephone service charges which TOT bills the customers monthly. In case the cut-off date of the telephone services performed recorded in the bills does not coincide with the month-end date, the Company will compute the volume of telephone services performed from the cut-off date to the month-end date and record this as service income of the corresponding month (Full Accrual Method).

In the event that the recorded income under the new method is judged to be uncollectible, the Company will consider a provision for doubtful accounts equal to the amount of the estimated loss.

Installation service income is recognized when services and billings are rendered.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash with banks with maturity of three months or less and are not pledged as collateral for any liabilities.

Allowance for Doubtful Accounts

The Company and subsidiaries provide allowance for doubtful accounts based on certain percentages of the outstanding accounts and on the review of the current status of the receivables.

Inventories

Spare parts for repair and maintenance are valued at average cost method. Merchandise is valued at cost (First-in, First-out method) or net realizable value, whichever is lower.

Investments in Subsidiaries

The Company accounts for its investments in subsidiaries, which are held for long-term purposes, by the equity method.

Interest Capitalization

The Company capitalizes interest relating to the installation cost as part of the telephone service expansion project. The capitalization of the interest will be discontinued when the installation is completed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost net of accumulated depreciation.

Land and buildings not used in operations are presented at fair value according to the appraised value. Loss on devaluation is recorded as expense in the statement of income.

Depreciation and Amortization

The Company and subsidiaries depreciate their fixed assets by the straight-line method over the estimated useful lives of the assets as follows:

	Years
Leasehold improvements	5
Buildings and improvements	20
Furniture and office equipment	5
Tool and equipment	5
Equipment not transferred to TOT	5
Public telephone	5
Vehicles	5
Assets for lease	5

The Company amortizes cost of telephone services expansion project transferred to TOT over the remaining period of the Concession Agreement with TOT (up to June 2019) commencing from the dates on which the assets or the ownership are transferred.

Impairment of Assets

The Company and subsidiaries review the impairment of assets for property, plant and equipment, investments, cost of project and intangible assets whenever events indicate that the carrying value of an asset exceeds its recoverable amount (the higher of an asset's net selling price or value in use). The review is made for individual assets or for the cash-generating unit.

In case that the carrying value of an asset exceeds its recoverable amount, the Company and subsidiaries recognize the impairment losses in the statement of income, or reduce the revaluation increment in assets in case that those assets were previously revalued and the revaluation increment was recorded under "Shareholders' Equity". The reversal of impairment losses recognized in prior years is recorded as part of other income or as a revaluation increment in assets when there is an indication that the impairment losses recognized for the assets no longer exist or are decreased.

Financial Instruments

Financial assets and financial liabilities carried on the balance sheet include cash on hand and in banks, short-term investments, receivable from Telephone Organization of Thailand, investments in subsidiary companies, accounts payable, accrued expenses and loans. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies.

Foreign Currency Transactions

Transactions in foreign currencies are recorded in Baht based on the rates prevailing at the transaction dates. Outstanding foreign currency account balances at the balance sheet dates are translated into Baht at the prevailing bank rates as of those dates. Gains or losses arising from the transactions are credited to or charged against current operations.

Income Tax

The Company and subsidiaries recognize tax obligations on a tax basis based on the conditions described in the Revenue Code.

5. RELATED PARTY TRANSACTIONS

The Company has certain transactions with its related companies. A portion of the Company's assets, liabilities, revenues and expenses arose from transactions with said related companies. These companies are related through common shareholdings and/or directorships.

The Company entered into purchase and installation equipment agreements in Telephone Services Expansion Project of 1.5 million numbers with various related companies. Under the terms of the agreements, the related companies will supply and install the equipment in the system including providing extra services relating to the investment project of 1.5 million numbers. The prices are made through a bidding process and will be used as reference prices in the next pricing.

The Company entered into car and equipment leasing contracts with a subsidiary company to provide the fault complaint reception and dropwire maintenance services. The rental fee is Baht 9 million per month.

The Company entered into service and consultancy service agreements with two subsidiary companies. The Company will provide technical assistance and financial, legal and marketing consultancy services to such related companies. Under the terms of the agreements, the Company will receive the service fees at the total amount of Baht 3 million per month.

Significant outstanding balances of receivable from and payable to related companies which were separately presented in the balance sheets as at December 31,2001 and 2000, are as follows:

	In Million Baht			
	Consolidated		The Company Only	
	2001	2000	2001	2000
Receivable from subsidiary companies				
- TT&T Subscriber Services Co., Ltd.	-	-	25	11
- TT & T Value Added Services Co., Ltd.	-	-	88	43
Total	-	-	113	54
Payable to subsidiary companies				
- TT&T Subscriber Services Co., Ltd.	-	-	62	82
- TT & T Value Added Services Co., Ltd.	-	-	75	33
Total	-	-	137	115
Payable to related companies				
- Italian – Thai Development Public Co., Ltd.	-	806	-	806
- Jasmine Telecom System Co., Ltd.	-	1,083	-	1,083
- Siamteltech Computer Co., Ltd.	-	508	-	508
- T.J.P. Engineering Co., Ltd.	-	637	-	637
- Loxley Hitachi Cable Engineering Co., Ltd	-	426	-	426
Total	-	3,460	-	3,460

Significant transactions between the Company and the related companies for the years ended December 31 are as follows:

	In Million Baht			
	Consolidated		The Company Only	
	2001	2000	2001	2000
Purchase and installation dropwire	-	-	150	174
Purchase and dropwire maintenance	-	-	90	77
Leased line rental and maintenance income	-	-	171	44
Cars and equipment rental	-	-	104	109
Consultancy income	-	-	36	36

6. RECEIVABLE FROM TELEPHONE ORGANIZATION OF THAILAND

This account included value added tax (VAT) on the assets transferred to TOT and the sharing percentage of telephone service income, specified in the Concession Agreement with TOT, which the Company billed to TOT. Relating to VAT on the assets transferred to TOT, the Company has to refund certain VAT to TOT since there was a downward adjustment in the value of assets transferred to TOT. The VAT on the shared revenue included part of VAT, which TOT deducts from revenue before calculating the Company's share of revenue, totaling approximately Baht 864 million. The Company settled it according to the rehabilitation plan which was approved by creditors and the Bankruptcy Court in June 2001.

As at December 31, 2001, and 2000, the telephone service subscriber receivables that the Company has billed and not billed to TOT and considered as problem accounts, classified by their aging of overdue balances, are as follows:

	In Million Baht	
	2001	2000
Over 3 months to 6 months	23.0	21.4
Over 6 months to 12 months	20.2	16.4
Over 12 months	79.7	172.9
Total	122.9	210.7

As at December 31, 2001 and 2000, the Company provided allowances for these doubtful receivables of approximately Baht 138.0 million and Baht 176.4 million, respectively. The management believes that the provision is adequate since all subscribers are required to make a deposit of Baht 3,000 per line. In case of uncollectible amounts, TOT can offset the unpaid balance against such deposit. In addition, the Company has certain means to accelerate the collection including the issuance of legal notices to follow-up the long outstanding balances and referring the cases to Legal Division of TOT.

7. INVENTORIES

This account consists of:

	In Million Baht			
	Consolidated		The Company Only	
	2001	2000	2001	2000
Merchandise	3	4	3	3
Spare parts for repair and maintenance				
- outside plant system	328	346	328	346
- switching system and transmission system	321	310	321	310
- other supporting system	51	-	51	-
Total	703	660	703	659
Less allowance for possible loss on inventories	(296)	(157)	(296)	(157)
Net	407	503	407	502

The above spare parts represent those to be used for replacement of faulty items under repair. Part of the balance as at December 31, 2001 and 2000 represented amount being transferred from "Investment in Telephone Service Expansion Project" (See Notes 11 to the financial statements).

8. INVESTMENTS IN SUBSIDIARIES - At Equity Method

As at December 31, 2001 and 2000, the investments in subsidiaries consisted of:

	In Million Baht			
	The Company Only			
	Cost Method		Equity Method	
	2001	2000	2001	2000
TT & T Subscriber Services Co., Ltd.	10	10	123	101
TT & T Value Added Services Co., Ltd.	100	100	425	245
Total	110	110	548	346

The above subsidiaries did not pay dividend during the years ended December 31, 2001 and 2000.

9. ASSETS NOT USED IN OPERATIONS

This represents land and buildings not used in operations which were recorded at cost. The Company determined the impairment by using the value shown in the independent appraisers' reports, American Appraisal (Thailand) Co., Ltd., dated November 5, 1999. The Company provided allowance for impairment of assets amounting to approximately Baht 35.3 million in the financial statements.

10. PROPERTY, PLANT AND EQUIPMENT - At Cost

	Consolidated			
	In Thousand Baht			
	Balance as at January 1, 2001	Movement		Balance as at December 31, 2001
		Addition	Deduction	
At Cost				
Land and improvements	739,959	12,983	-	752,942
Leasehold improvements	1,486	459	-	1,945
Buildings and improvements	895,927	303	-	896,230
Furniture, fixtures and office equipment	400,609	54,750	9,402	445,957
Tool and equipment	270,067	19,158	87	289,138
Equipment not tranferred to TOT	426,871	89,120	-	515,991
Public telephone	319,024	521,264	5,711	834,577
Vehicles	85,661	17,111	18,014	84,758
Assets for lease	69,178	24	1,011	68,191
Payphone under installation	61,207	-	61,207	-
Equipment under installation	28,995	671,436	42,087	658,344
Total	3,298,984	1,386,608	137,519	4,548,073

	Consolidated In Thousand Baht			
	Balance as at January 1, 2001	Movement Addition	Movement Deduction	Balance as at December 31, 2001
Accumulated Depreciation				
Land and improvements	22,247	4,344	-	26,591
Leasehold improvements	1,116	299	-	1,415
Buildings and improvements	214,430	43,935	-	258,365
Furniture, fixtures and office equipment	323,076	29,674	9,256	343,494
Tool and equipment	177,197	22,928	28	200,097
Equipment not transfered to TOT	234,126	82,460	-	316,586
Public Telephone	136,848	151,826	5,710	282,964
Vehicles	86,671	4,118	20,415	70,374
Assets for lease	36,164	13,640	633	49,171
Total	1,231,875	353,224	36,042	1,549,057
Property, Plant and Equipment - Net	2,067,109	1,033,384	101,477	2,999,016

	The Company Only In Thousand Baht			
	Balance as at January 1, 2001	Movement Addition	Movement Deduction	Balance as at December 31, 2001
At Cost				
Land and improvements	739,959	12,983	-	752,942
Leasehold improvements	1,486	459	-	1,945
Buildings and improvements	895,927	303	-	896,230
Furniture, fixtures and office equipment	393,346	53,714	8,883	438,177
Tool and equipment	270,067	19,158	87	289,138
Equipment not transferred to TOT	426,872	89,120	-	515,992
Public telephone	52,693	4,973	5,711	51,955
Vehicles	100,354	16,718	16,640	100,432
Equipment under installation	28,995	671,436	42,087	658,344
Total	2,909,699	868,864	73,408	3,705,155
Accumulated Depreciation				
Land and improvements	22,247	4,344	-	26,591
Leasehold improvements	1,116	299	-	1,415
Buildings and improvements	214,430	43,935	-	258,365
Furniture, fixtures and office equipment	317,469	29,000	8,737	337,732
Tool and equipment	177,197	22,928	28	200,097
Equipment not transferred to TOT	234,125	82,460	-	316,585
Public Telephone	48,130	2,563	5,711	44,982
Vehicles	93,346	4,099	15,791	81,654
Total	1,108,060	189,628	30,267	1,267,421
Property, Plant and Equipment – Net	1,801,639	679,236	43,141	2,437,734

Depreciation charges in the consolidated financial statements for 2001 and 2000 amounted to approximately Baht 352.2 million and Baht 256.4 million, respectively.

Depreciation charges in the Company's financial statements for 2001 and 2000 amounted to approximately Baht 190.1 million and Baht 199.3 million, respectively.

The gross carrying amounts of furniture, equipment and vehicles of Baht 654 million and Baht 472 million are fully depreciated as of December 31, 2001 and 2000, respectively, but these items are still in active use.

Part of the balance as at December 31, 2001 and 2000 represented amount being transferred from "Investment in Telephone Service Expansion Project" (See Note 11 to the financial statements).

11. INVESTMENTS IN TELEPHONE SERVICES EXPANSION PROJECT

	In Thousand Baht			
	Consolidated		The Company Only	
	2001	2000	2001	2000
Equipment and installation cost	32,301,810	32,301,810	32,301,810	32,301,810
Cost of computerized customer services system	2,807,396	2,807,396	2,807,396	2,807,396
Land and buildings	1,834,891	1,834,891	1,834,891	1,834,891
Total	36,944,097	36,944,097	36,944,097	36,944,097
Less amount transferred to -cost of telephone service expansion Project transferred to TOT	(36,382,770)	(36,382,770)	(36,382,770)	(36,382,770)
- property, plant and equipment	(335,117)	(335,117)	(335,117)	(335,117)
- inventories	(101,017)	(101,017)	(101,017)	(101,017)
- expenses	(102,903)	(102,903)	(102,903)	(102,903)
Adjustment of equipment and installation cost of customer service system	(21,000)	-	(21,000)	-
Net	1,290	22,290	1,290	22,290

Under the terms of the Concession Agreement, the Company agreed to transfer all equipment pertaining to such systems together with land and buildings acquired by the Company relating to the project to TOT when the construction and installation were completed. In 1998, some transactions in investments in telephone services expansion project, which have already been accepted by Telephone Organization of Thailand (TOT), had not been transferred from the account "Investments in Telephone Services Expansion Project" to "Cost of Telephone Services Expansion Project Transferred to Telephone Organization of Thailand." In 1999, the Company adjusted transactions from "Investment in Telephone Services Expansion Project" to "Cost of Telephone Service Expansion Project Transferred to Telephone Organization of Thailand", "Property, Plant and Equipment", "Inventories" and "Expenses". As at December 31, 2001 and 2000, the Company is in the process of verifying the accuracy of such accounting balance.

12. COST OF TELEPHONE SERVICES EXPANSION PROJECT TRANSFERRED TO TELEPHONE ORGANIZATION OF THAILAND

	In Thousand Baht			
	Consolidated		The Company Only	
	2001	2000	2001	2000
Equipment and installation cost	36,550,311	36,451,760	36,658,491	36,557,504
Land and building (including specific tax)	1,784,061	1,784,061	1,784,061	1,784,061
Cost transferred from deferred Project cost	11,435,237	11,430,747	11,435,237	11,430,747
Cost transferred from spare parts For repair and maintenance	215,373	218,637	215,373	218,637
Cost of computer system to remedy the Y2K problem	183,556	183,556	183,556	183,556
Special project cost	18,278	62,088	18,278	62,088
Cost of project expansion	22,625	22,625	22,625	22,625
Total	50,209,441	50,153,474	50,317,621	50,259,218
Less accumulated amortization	(12,545,232)	(10,304,085)	(12,545,232)	(10,304,085)
Net	37,664,209	39,849,389	37,772,389	39,955,133

This account represents amounts being transferred from the accounts "Investments in Telephone Services Expansion Project" and "Deferred Project Cost" based on apportioning the telephone numbers being accepted by Telephone Organization of Thailand (TOT). These are amortized over the remaining period of the Concession Agreement with TOT (up to June 2019) commencing from the dates on which the assets or the ownership are transferred.

In addition, the Company recorded cost of computer system to remedy the Y2K problem, cost of special project and cost of expansion project occurred during 1999 amounting to approximately Baht 268 million as part of the account "Cost of Telephone Service Expansion Project Transfer to Telephone Organization of Thailand". Management is determining whether such costs should be transferred to TOT or the Company's assets.

TOT has already accepted the total telephone network equipment of 1.5 million numbers in the second quarter of 1998. However, some transactions in investments in telephone services expansion project have not been transferred from the accounts "Investments in Telephone Services Expansion Project" to "Cost of Telephone Service Expansion Project Transferred to Telephone Organization of Thailand".

13. ACCOUNTS PAYABLE

As at December 31, 2001 and 2000, the Company has outstanding payable balances to a state enterprise for acquiring equipment amounting to Baht 817 million. The Company has not yet received invoices from such payable but recorded in the account based on the Company's method of estimation. The state enterprise has filed a claim against the Company for debt repayment including interest of approximately Baht 1,137 million. To handle this issue, the Company incorporated it into the rehabilitation plan, which was approved by the creditors and the Bankruptcy Court. Nevertheless, it involved a great deal of details for investigation, the Company is now working under control of the Official Receiver (See Note 17 to the financial statements).

Since the creditor banks have suspended drawdowns from the available facilities, the Company consequently was unable to pay for the equipment and installation of telephone network to its suppliers. Therefore, the Company has negotiated and agreed with some equipment suppliers for further deferred payment with interest accruing in the accrued interest expense account. These payables bear interest, which is accrued in the account of accrued interest expenses. For the accounts payable of major equipment suppliers, the accrued interest rates were calculated according to those stated in the loan agreements which the Company has entered with the banks for financing the equipment. For the accounts payable of some contractors, the accrued interest was based on the Minimum Loan Rate (MLR) plus agreed premium or discount. This resulted in interest rates of 5% - 11.6% per annum. The starting dates for interest calculation will depend on agreement between the Company and each supplier or contractor. Nevertheless, in accordance with the signing of the debt restructuring agreements on June 29, 2001 as well as the occurrence of Closing Date on September 3, 2001, the outstanding payable including accrued interest expenses have been partially paid, converted liabilities to shares and arranged to long term loans on the Closing Date pursuant the Business Rehabilitation Plan.

14. OTHER PAYABLES

As at December 31, 2000, this account included payable to Telephone Organization of Thailand (TOT) for rental and installation fee of the DCN system, which the Company billed to users. The amount of approximately Baht 119 million was in the Other Payable account since the basis and allocation methods have not been agreed with TOT at that time. However, on February 14, 2001, the Company entered into the Addendum to the Amended Concession Agreement for the Value Added Services in which the basis and revenue calculation method has been agreed with TOT. In this connection, the Company recognized this revenue according to the agreed basis in the financial statements.

In addition, on the same date, this account included the amount of coin collection less the amount of public phone billing cycle that the Company transferred to TOT amounting to approximately Baht 40.6 million, for the consolidated financial statements and Baht 7.9 million for the Company's financial statements. The Company and subsidiaries received a legal opinion that the amount of coin collection less the amount that the Company transferred to TOT should belong to the Company and subsidiaries. The Company and subsidiaries already recognized this revenue in the 2001 financial statements.

15. REGISTERED SHARE CAPTIAL

In compliance with the Company's rehabilitation plan, on May 10, 2001, the Board of Directors approved to decrease and increase the Company's registered share capital including the issuance and offering of Restructuring Plan Warrants and Tranche C Warrants as follows:

15.1 To decrease the Company's registered share capital of Baht 2,500 million to cancel all of the 250 million common shares previously authorized but not yet issued. As a result, the Company will have a remaining registered share capital of Baht 11,250 million (1,125 million shares at par value of Baht 10).

15.2 To increase the Company's registered share capital of Baht 58,750 million resulting of the registered share capital to be Baht 70,000 million by means of issuance of new 5,875 million common shares at par value of Baht 10 to the Company's creditiors, new investors and reserved a portion for the holders of Restructuring Plan Warrants and Tranche C Warrants pursuant to the Company's rehabilitation plan and reserved for the issuance of shares to the directors and employees of the Company and subsidiaries. On August 28, 2001, the Board of Directors approved the revision of share allotment as follows:

a) 960 million common shares with debt/equity conversion price of Baht 4.85 per share will be allotted for debt/equity conversion to Class 7 Creditors (related trade creditors).

b) 524 million common shares with debt/equity conversion price of Baht 4.85 per share will be allotted for debt/equity conversion to Class 8 Creditors (related subordinated loan creditors).

c) 207 million common shares with debt/equity conversion price of Baht 4.85 per share will be allotted for debt/equity conversion to Class 1 and 2 Creditors (a portion of loans owed to financial institutions and trade creditors – Tranche C Entitlement).

d) 284 million common shares with the exercise price of Baht 4.85 per share will be allotted for the exercise of Restructuring Plan Warrants to be granted to creditors and shareholders.

e) 142 million common shares in the amount of not exceeding five (5)% of the total number of the Company's issued shares will be allotted for offering to directors and employees of the Company and subsidiaries.

f) 3,758 million common shares will be allotted for offering on a private placement basis to new equity investors pursuant to the Notification of the Office of the Securities and Exchange Commission dated May 18, 1992 (and any amendment thereto) and/or be allotted to reserve for the exercise of Tranche C Warrants' right.

Debt/Equity conversion price as per items a), b) and c) and the exercise price of the warrants per item d) is Baht 4.85 per share pursuant to the conditions stipulated in the Company's rehabilitation plan. With respect to the price of share per items e) and f), such price cannot be presently determined because it will depend on the market price of the shares and other conditions in the future.

15.3 The issuance and offering of Restructuring Plan Warrants with the following details:

Type of warrant	:	Warrant to purchase new common shares of the Company in named certificates.
Number of units	:	284 million units
Maturity	:	5 years
Offering	:	Offer to creditors of the Company and existing shareholders in their entirety pursuant to the Company's rehabilitation plan
Offering price	:	Baht 0 per unit
Exercise price	:	Baht 4.85 per share
Exercise right per unit	:	1 unit to 1 common share
Number of common shares allotted and reserved for exercise rights	:	284 million shares
Secondary market	:	The Company will register the warrants as listed securities on the Stock Exchange of Thailand.

During the fourth quarter of 2001, the Company issued 281,155,610 warrant units which will be recorded when the holders of warrant exercise their right to buy the Company's common shares. As at December 31, 2001, the latest bidding price of the warrant was Baht 1.33 per unit.

15.4 Considering to register of the Restructuring Plan Warrants as listed securities on the Stock Exchange of Thailand and reserving 284 million new common shares for the exercise of rights to purchase share of the holders of Restructuring Plan Warrants and the appointment of PricewaterhouseCoopers FAS Limited as the financial advisor for the issuance, offering and listing of the Restructuring Plan Warrants on the Stock Exchange of Thailand pursuant to the Company's rehabilitation plan.

15.5 The issuance and offering of Tranche C Warrants with the following details:

Type of warrant	: Warrant to purchase new common shares of the Company in named certificates.
Number of units	: 3,758 million units
Maturity	: 5 years
Offering	: Offer to certain group of creditors of the Company pursuant to the Company's rehabilitation plan.
Offering price	: Baht 0 per unit
Exercise right per unit	: 1 unit to 1 common share
Number of common shares allotted and reserved for the warrants	: 3,758 million shares
Secondary market	: The Company will not register the warrants as listed securities on the Stock Exchange of Thailand.

To consider a reserve of 3,758 million common shares for the exercise of rights of holders of Tranche C Warrants and/or for issuance of new common shares to new investors.

The Company registered the decrease and increase in registered share capital with the Ministry of Commerce on May 29 and 31, 2001, respectively. On September 3, 2001 (Closing Date), the Commercial Registration Department of the Ministry of Commerce approved the increase of paid-up capital registration from Baht 11,250,000,000 to Baht 28,123,226,390 in accordance with the rehabilitation plan. During the fourth quarter of 2001, the holder of warrant exercised their right to buy the Company's common share 825 shares. The Company registered the increase in share with the Ministry of Commerce on December 13, 2001.

16. AGREEMENTS AND COMMITMENTS

16.1 Telephone Services Expansion Joint - Investment Agreement

On July 2, 1992, the Company entered into the agreement for joint operation and joint investment for expansion of the telephone services by one million numbers in the provincial telephone area with the Telephone Organization of Thailand (TOT), and on September 21, 1995, the Company entered into the amendment to the agreement for joint operation and joint investment for expansion of telephone services by additional five hundred thousand numbers, making the total 1.5 million numbers. In addition, the Company has obligation to finish installation within September 30, 1996. Under the provisions of this agreement, the Company is committed, among others, to undertake the following:

a) Procurement, installation, project management and maintenance of the equipment pertaining to the systems prescribed in the agreement in order that the telephone services are in place for the public service within the time period specified in the agreement. The Company is also committed to transfer to TOT all equipment pertaining to such systems together with land and buildings acquired by the Company relating to this project.

b) Insure all risks for all the equipment pertaining to the systems, buildings and other assets being transferred to TOT.

c) Establishment of the billing system and transfer of the ownership of the system to TOT.

d) At the date of signing the agreement, the Company had to place bank guarantees totalling Baht 1,000 million to TOT as performance guarantee. However, after TOT had already accepted telephone network equipment pursuant to the concession agreement totalling 750,000 numbers, the Company reduced the bank guarantee to Baht 250 million since November 1, 1996.

In consideration thereof, the Company and TOT both agreed, as specified in the agreement, to share at a certain percentage of revenue generated by the telephone network installed by the Company. In case the Company has net income in excess of a specified level, the Company has to share such excess amount as specified in the agreement for a period of twenty-five (25) years. In addition, TOT allowed the Company to utilize and maintain equipment pertaining to the system, land, buildings and other assets which were acquired by the Company and transferred to TOT in accordance with certain criteria and conditions specified in the agreement.

On August 20, 1997, the Company entered into the Addendum to the Concession Agreement regarding public telephone which allows the Company to operate 15,000 public telephone in the provincial area. This is considered as part of basic telephone lines that the Company has right to install under the Concession Agreement. The Company has to install total public telephone and provide the service within 960 days after the signing date. The Company obtains share at the rate of 76.5% of the revenue after deduction of value added tax and sharing to the Telephone Organization of Thailand. The deadline to install all 15,000 payphones was April 6, 2000 and TOT had issued a letter dated July 27, 2000 to extend such deadline for another 6 months upon the company received the letter or within January 28, 2001. The Company has submitted all payphones installation to TOT. Presently, the investigation process with TOT has been completed. However, TOT reserved its right to ask for compensation for such delay from April 7, 2000 onward.

On December 24, 1997, the Company signed with TOT the Addendum to the Amended Concession Agreement regarding the Fault Complaint Reception and Dropwire Maintenance Service which is the duty of TOT specified in the Concession Agreement. TOT agreed to pay the Company for the actual cost plus 5% of that cost but not exceeding the rate determined in the Addendum. The Company began providing this service on March 1, 1998.

The Company has recorded its revenue from the fault complaint reception and dropwire maintenance service from March 1998 to September 1998 based on the set-off letter's TOT No. Kor Kor 23 Bor Yor 4629 and 4687 dated December 4, 1998 and December 9, 1998, respectively and additionally recorded the amount up to December 31, 2001 by the Company's basis. The Company included this matter as part of the rehabilitation plan in which the plan was approved by the creditors and the Central Bankruptcy Court.

In June 2001, the Company and TOT had conclusion in debt settlement in accordance with the rehabilitation plan (See Note 17 to the financial statements).

16.2 Long Distance Circuit Rental Charge (Mixed Traffic and Direct Link)

Since 1996, the Company has been requested by TOT to pay long distance circuit (Mixed Traffic and Direct Link) rental charges for the period since November 1993. The Company continues to negotiate with TOT pursuant to clause 19 (a) under the concession agreement which stipulates that the charge for the long distance circuit shall be appropriate and fair, taking into consideration the fact that the Company has participated in the joint investment with TOT, and shall not exceed the rates specified in TOT regulations at that time. This issue is still under negotiation. The Company recorded the long distance circuit rental for the amount in the invoices of TOT and accrued based on TOT's method of calculation in the Company's accounts.

Since the first quarter of 2000, the Company has set up a working group to negotiate a lower rental rate in accordance with the concession agreement. The Company proposed to resolve the dispute by settlement of the above lease circuit rental and conduit rental with (1) revenue from fault complaint reception and dropwire maintenance service, (2) leased circuit rental and conduit rental which have been paid on monthly basis at Baht 35 million and Baht 40 million since March 1998 and February 1999, respectively, and (3) value added tax that TOT withheld from the Company's share revenue in the amount proposed to the arbitration. The Company did not record interest on delay in payment. However, the Company included this matter as part of the rehabilitation plan, which was approved by the creditors and the Central Bankruptey Court.

In June 2001, the Company and TOT reached conclusion regarding the debt settlement in accordance with the rehabilitation plan (See Note 17 to the financial statements). Therefore, the balance as at December 31, 2001 in the balance sheet represented accrued long distance circuit rental for the month November 2000 to December 2000 and July 2001 to December 31, 2001.

16.3 Conduit Rental Charge

Since the third quarter of 1997, the Company had been requested by TOT to pay the conduit rental charge for the period from October 1992 to May 1999. For conservatism, the Company recorded conduit rental charges based on the TOT invoiced amounts (which uses TOT's method of calculation) in the Company's account to comply with conservative basis. The Company has reached an agreement with TOT pursuant to clause 19 (a) under the Concession Agreement which stipulates that the charge for conduit rental shall be appropriate and fair, taking into consideration the fact that the Company has participated in the joint investment with TOT, and shall not exceed the rates specified in TOT regulations at that time. The Company did not record interest on delay in payment. The Company reached conclusion with TOT and incorporated it into the Company's rehabilitation plan, which was approved by the creditors and the Central Bankruptcy Court. In June 2001, the Company and TOT reached conclusion regarding the debt settlement in accordance with the rehabilitation plan (See Note 17 to the financial statements). Therefore, the balance as at December 31, 2001 in the balance sheet represented accrued conduit rental charge for the month May 2000 to November 2000 and December 2001.

16.4 Loan Agreements

A. The Former Loan Agreements

1. Supplier Credit Agreements

The Company entered into various agreements with Ericsson Communication (Thailand) Ltd., Sumitomo Corporation and Alcatel CIT (as suppliers) for the procurement and installation of equipment for the one million numbers of Provincial Telephone Zone.

Under the agreements, the suppliers arranged local and foreign currency loans with several financial institutions including the suppliers themselves for the Company to finance and purchase.

The Company had credit lines from the above creditors totalling US$ 551.90 million and Baht 4,125 million. As at December 31, 2000, the Company already withdrew the loans amounting US$ 275 million (Baht 11,966 million) and Baht 2,100 million. These loans bear interest at the rates ranging from 4.825% to 6.625% p.a. and are repayable in 18 to 20 equal semi-annual installments commencing from February 1997. Interest under each agreement is due and accrued semi-annually on the outstanding principal amount of debt. Since the Company could not paid such debts which may lead to a default call, enabling lenders to exercise their right to demand repayment in one lumpsum amount at anytime, this loan is reclassified under the "long-terms loans due upon demand" in the balance sheets. The debts were partially paid, converted to share and arranged to long term debts on the Closing Date persuant to the debt restructuring (see Note 17 to the financial statements).

2. Facility Agreement

On November 18, 1993, the Company entered into a Facility Agreement with a group of local banks and local finance companies, which acted as arrangers, coordinators, and lenders as follows:

a) Term loan from 29 local financial institutions with a total facility amount of Baht 13,940 million, the proceeds of which are to be applied for the project cost and its working capital requirements relating to the project.

b) The overdraft credit facilities from coordinators amounting to Baht 60 million for its working capital. However, on November 25, 1998, the Company was informed by Krung Thai Bank Public Company Limited to temporarily cease its Baht 30 million overdraft credit facility.

c) Performance Bonds amounting to Baht 250 million issued by coordinators.

Interest on the term loan will be accrued daily on the amount of outstanding principal, and is payable monthly. This loan bears interest at Minimum Loan Rate (MLR) plus a margin as defined in the agreement and is repayable in 32 quarterly installments commencing on March 31, 1998.

Under the terms of the agreement, the Company has to pay arrangement fee and annual fee to each coordinator at certain rates stipulated in the agreement. The Company also agreed to pay a commitment fee to the lenders at the rate as specified in the agreement on undrawn loan balance payable quarterly until June 30, 1998 or within the first year from the project acceptance date as defined in the facility agreement. In addition, the Company has to pay an annual commission to the issuers for maintaining the Performance Bonds at the rate 2% per annum of the Performance Bonds.

The overdraft facilities will be available to the Company until the final maturity date or full repayment of the term loan, with interest that the lender of bank overdraft charge to its client at MOR plus certain margins as defined in the agreements.

As at December 31, 2000, the Company has drawndown a term loan of Baht 11,081 million. Since the Company could not comply with certain conditions as defined above which may lead to a default call, enabling lenders to exercise their right to demand repayment in one lumpsum amount at anytime, this loan is reclassified under the "Long-term loans due upon demand" in the balance sheets.

Under the terms of the above agreements, the Company shall have to comply with certain conditions as specified in the agreements such as repayment as scheduled, maintaining of financial ratios pursuant to the covenants and undertaking to lenders, etc. The volatility of the Baht currency as well as unclear policy on the issues of changing from revenue sharing to other forms of compensation with TOT directly affected the Company's operations and may continue to affect it in the future. Consequently, the Company had some increase in foreign currency liabilities which meant the Company could not maintain certain conditions, especially in the repayment of principal as scheduled in 1998 or ability in maintaining of financial ratios. In addition, the lenders may consider the present situation as constituting a material adverse change to the Company which may lead to a default call, enabling lenders to exercise their right to demand repayment in one lumpsum amount at anytime or to terminate the agreements or take over the Company's operations. The Company has agreed with all creditors to incorporate this issue into the Company's rehabilitation plan, which was approved by the creditors and the Central Bankruptcy Court and signed the new loan agreements on June 29, 2001 (see Note 17 to the financial statements). The interim financial statements as at December 31, 2000 included the reclassification of long-term loans of approximately Baht 25,147 million to current liability, as required by generally accepted accounting principles. The loans were partially paid, converted to share and arranged to long term loans on the Closing Date persuant to the debt restructuring (see Note 17 to the financial statements).

3. Subordinated Loan Agreement

On December 27, 1996, the Company entered into the subordinated loan agreements with principal shareholders for the purpose of working capital and normal operation of the Company in the amount of Baht 1,375 million and Yen 1,393 million. The loans are repayable in one lumpsum within 15 years after the drawdown date and bear interest at the rate of Minimum Loan Rate plus 0.5 percent per annum and 4 percent per annum, respectively. The loan balance as at December 31, 2000 of Baht 2,410 million, are presented as "Long-Term Loans" in the balance sheets. On September 3, 2001, these subordinated loans were totally converted into the Company's common shares in accordance with the rehabilitation plan, which was approved by the creditors and the Central Bankruptcy Court (see Note 17 to the financial statements).

B. The Agreements Related to Debts Restructuring

The Company has entered into the debts restructuring agreements with financial creditors and major suppliers on June 29, 2001 in accordance with the Company's rehabilitation plan. There were numbers of contracts, as listed below, signed between the Company and creditors, which shall be in effective since the closing date on September 3, 2001.

1. Common Terms Agreement

This agreement was made between Thai Telephone & Telecommunication Public Company Limited, TT&T Subscribed Services Company Limited, TT&T Value Added Service Company Limited, financial creditors and major suppliers. The Common Terms Agreement is the main agreement and supersedes all other agreements in which covers all conditions agreed between contract parties on the terms and obligations of each parties under the Company's debts restructuring plan. The main contents of the Common Terms Agreement are described as follow;

a) The Company and creditors have agreed on the basis that all the Company's indebtedness including letter of guarantees are to be adjusted, amended and restructured in accordance with the US$ Loan Agreement, Baht Loan Agreement, and Intercreditor Loan Agreement.

b) In the event of default that creditors have to bear the consequential costs, expenses or any other obligations, the Company is undertaking the responsibilities to reimburse to creditors for such costs, expenses and obligations.

c) The Company shall guarantee that its subsidiaries, namely TT&T Subscriber Services Company Limited, TT&T Value Added Service Company Limited, are the guarantors for the Company's indebtedness.

d) The Company shall, at its best endeavor, search for new equity investor(s) to develop the Company's future businesses.

e) The Company's cashflows shall be strictly controlled and paid out through the cash flow waterfall mechanism.

2. Intercreditor Agreement

The main objective of this Intercreditor Agreement is to identify the rights of the secured creditors in Tranche A, B and C, senior secured creditors, junior secured creditors, the Instructing Group, the Security Agent (Thai Farmer Bank Public Company Limited), and the Facility Agents (Krung Thai Bank Public Company Limited and Credit Lyonnais) in order to prioritize the asset enforcement in the Company's default situation and to identify the appointment criteria as well as responsibilities for the Instructing Group, the Security Agent, and the Facility Agents.

3. Principal Shareholders Undertaking Agreement

The agreement was made between Jasmine International Public Company Limited, NTT West Corporation, Loxley Public Company Limited, Italian-Thai Development Public Company Limited, Thai Farmers Bank Public Company Limited (as a shareholder) and the Company. It is to agree that the said major shareholders altogether shall hold the Company's shares at any time not less than the agreed proportion and shall cooperate for an appointment of the Equity Committee to handle the equity search process.

4. USD Loan Agreement

This agreement has an objective to restructure the existing USD debts that the Company owed to creditors without incurring any new indebtedness amounted to approximately USD 418.1 million. The Company is obliged to repay USD principal in semi-annual installment according to the proportion specified in the agreement. The first installment shall commence on June 30, 2002 and the last installment on June 30, 2017. The USD interest payment calculation shall be divided into market and sub-market portion in which is based on LIBOR rate plus the agreed rate specified in the agreement.

5. Baht Loan Agreement

This agreement has an objective to restructure the existing Baht debt that the Company owed to creditors without incurring any new indebtedness amounted to approximately Baht 13,926.9 million. The Company is obliged to repay Baht principal in semi-annual installment according to the proportion specified in the agreement. The first installment shall commence on June 30, 2002 and the last installment on June 30, 2017. The Baht interest payment calculation shall be divided into market and sub-market portion in which is based on MLR rate plus or minus the agreed rate specified in the agreement.

6. Security Agreements

The Security Agreements comprise of several related agreements, which have the same intention to secure the loans under the restructured debts including all obligations that the Company has delivered and transferred to the Security Agent. The said agreements refer to Pledge of shares that the Company holds in TT&T Subscriber Services Company Limited and TT&T Value Added Service Company Limited, Condition Assignment of Accounts with the Security Agent, Pledge of Account with the Security Agent, Assignment of Insurances and Pledge of Accounts as well as Conditional Assignment of Accounts with each of account banks.

In addition, the Company has executed a conditional assignment of its rights and obligations under the Concession to TT&T Associate Company Limited (TTTAC), a local company. The assignment would become effective at the approval of the TOT in the event that the Company fails to pay its indebtedness under the debt restructuring agreements or the occurrence of an event that would permit the Company or TOT to terminate the Concession and under the certain other circumstances. If the assignment becomes effective, TTTAC would be able to exercise all rights and be required to perform all obligations that the Company has under the Concession.

As at December 31, 2001 and 2000, the current account, savings, fixed deposits and short-term investment totalling Baht 1,248 million and Baht 3,039 million, respectively, are provided as collateral to all creditors. The Company has no constraint in the utilization of these deposits but they are subject to annually creditors' approval before utilization of such deposits.

Under the terms of the above agreement, the Company shall have to comply with certain conditions as specified in the debts restructuring agreements.

7. Baht Facility Agent Fee Letter

The Company has entered into the agreement with Krung Thai Baht Public Company Limited, as the Baht Facility Agent, who shall provide administrative services for the Company on the Baht Loans. The Company is obliged to pay the annual service fee at an agreed rate until January 1, 2005 whereas the fee after January 1, 2005 is subject to further negotiation between the Company and Krung Thai Bank Public Company Limited.

8. U.S.D Facility Agent Fee Letter

The Company has entered into the agreement with Credit Lyonnais, as the USD Facility Agent, who shall provide administrative services for the Company on the US$ Loan. The Company is obliged to pay the annual service fees so long as the US$ Loan still outstanding. The service fee is subject to the negotiation between the Company and Credit Lyonnais by taking into account the time and effort that Credit Lyonnais utilizes to render services for the Company.

9. Security Agent Fee Letter

The Company has entered into the agreement with Thai Farmers Bank Public Company Limited, as the Security Agent, who shall verify and guarantee that all the Company's financial transactions are in accordance with the Common Terms Agreement. The Company is obliged to pay the annual service fee at the agreed rate until 1 January, 2005 whereas the fee after 1 January, 2005 is subject to future negotiation between the Company and Thai Farmers Bank Public Company Limited.

10. Instructing Group Fee Letter

The Company has entered into the agreement with the Instructing Group members comprising with 7 creditor representatives. The Company is obliged to pay the annual service fee at the agreed rate as well as the reasonable out-of-pocket expenses to each member of the Instructing Group.

11. Appointment Letter for Creditors' Member

The Company has entered into the agreement with a company on the appointment of such company to perform as the representative to creditors or the Creditors' Member of the Equity Committee. The Company is obliged to pay the service fee based on actual expenses at the agreed rate.

12. Appointment Letter for the Monitoring Accountants

The Company has entered into the agreement with a company to act as the Monitoring Accountants under the Common Terms Agreement. The Company is obliged to pay the service fees at the agreed rate.

13. Placement Agent Engagement Letter

The Company has engaged into the agreement to appoint The Kensington Group as financial advisor with respect to the Company's equity raising process. The Company is obliged to pay the monthly retainer fee and success fee at the rate and amount stipulated in the agreement.

16.5 Leased Circuit Management Charge

On August 25, 1999, the Company entered into memorandum with a related company whereby the latter will provide service in relation to leased circuit management for a period of 1 year commencing on August 1, 1999. The Company commits to pay service fee of approximately Baht 0.6 million per month. The agreement is renewable by giving advance notice at least 1 month prior to the expiry date.

16.6 Leasing Agreements

The Company and subsidiaries entered into the car leasing agreements with a local leasing company for a period of 48 months expiring in the second and the third quarter of 2004. The Company and subsidiaries committed to pay annual rental totalling approximately Baht 26 million.

16.7 Other Agreements

As at December 31, 2001, the Company had several agreements for construction of the Company's property, construction and supply and installation of equipment and other supporting systems for 1.5 million line of Provincial Telephone Project totalling approximately Baht 51,032 million. The Company already recorded to the accounts amounting to approximately Baht 50,418 million as part of "Property, Plant and Equipment" and "Investments in Telephone Services Expansion Project" in the balance sheets.

On January 1, 2000, the Company had entered into a computer repair and maintenance agreement with a local company. Whereas, the later will provide repair and maintenance service for the Company's computers which locate at as specified in the agreement. The agreement is for a period of 12 months, ended on December 31, 2001. In consideration thereof, the Company has to pay for the repair and maintenance service fee amounted to approximately Baht 24 million.

As at December 31, 2001, the Company had several agreements with certain companies for upgrade computer system, whereas the latter will provide and install equipment and other supporting systems and purchase and installation outside plant and dropwire equipment totalling approximately Baht 416.2 million and Baht 282 million. The Company already paid amounting to Baht 308.4 million and Baht 217 million, respectively.

As at December 31, 2001, a subsidiary entered into supply and installation agreement with certain local companies. These companies supply telephone equipment and dropwire under the subsidiary's orders. In consideration thereof, the subsidiary will pay for the telephone equipment and installation service fee at the amount and rate as specified in the agreements.

17. DEBT RESTRUCTURING

In the third quarter of 1998, the Company started engaging in discussions with the creditors regarding debt restructuring, as mentioned in Note 16.4 to the financial statements. This included short-term arrangement to conserve cash within the Company to ensure no disruption to its operations during the restructuring negotiation and the long-term and comprehensive restructuring plan preparing. The Company has already proposed the restructuring plan to both secured and unsecured lending in November 1998. The secured lenders have formed the Secured Lenders Committee with Credit Lyonnais and Thai Farmers Bank Public Company Limited as the coordinators. The Secured Lenders Committee has appointed a company as cash monitoring auditor in both revenue and expense sides as well as other auditing work based on items agreed upon between the Company and the Secured Lenders Committee.

To achieve the debt restructuring objectives acceptable to all parties, the Company held the first creditors meeting including both secured and unsecured creditors on July 16, 1998, which has been followed by several meetings. In the restructuring process and the Company was advised by The Kensington Group as financial advisor and Milbank, Tweed, Hadley & McCloy and International Legal Counselors Thailand Ltd. as legal advisors; while the Secured Lenders' Committee was advised by PricewaterhouseCoopers as financial advisor and Allen & Overy and Linklaters (Thailand) Ltd. as legal advisors. On July 20, 1999 the Company entered into the Debtor Accession to become a party to the Debtor-Creditor Agreement on Debt Restructuring Procedures sponsored by the Corporate Debt Restructuring Advisory Committee (CDRAC) of the Bank of Thailand. Pursuant to the said procedure, the Company proposed the business plan to the creditors on October 20, 1999 and its debt restructuring plan for submission to the creditors for consideration on January 14, 2000 and February 10, 2000 and also submitted the revised plan to the creditors on February 29, 2000. The vote on the debt restructuring plan, honorably witnessed by the representative of CDRAC, was held on March 1, 2000 due to CDRAC's debt restructuring procedure schedule. The Non-CDRAC creditors were also requested by the Company to vote, without commitment, in the same event. The result of the vote was that CDRAC creditors holding 98.74% of the outstanding debt held by all CDRAC creditors together with Non-CDRAC creditors holding 55.12% of the outstanding debt held by all Non-CDRAC creditors voted in favor of the Company's proposed plan. In addition, one of Non-CDRAC creditors holding 15.76% of the outstanding debt held by all Non-CDRAC creditors or 9.93% of the total outstanding debt voted against the proposed plan.

In order to validate the plan, the creditors and the Company agree to proceed for filing the petition for the business rehabilitation sponsored the Central Bankruptcy Court in conformity with Bankruptcy Act B.E. 2542 on April 7, 2000. The Court ordered the Company's rehabilitation and appointed the Company as the planner on May 9, 2000 without any other creditors' objection. The official receiver published the order appointing the planner in two local newspapers on June 5, 2000 and in the Royal Gazette on June 29, 2000. The creditors filed their application for debt repayment on July 31,2000. The Company as the Planner submitted its business reorganization plan on November 29, 2000. The creditors overwhelmingly voted in favor of the plan on December 21,2000 with 90.49% of total debts allowed for voting purposes and then the Central Bankruptcy Court ordered to approve the Company's plan on December 27, 2000.

Based on the Company's rehabilitation plan, the outstanding debts as at September 3, 2001 (Closing date) which the Company owed to financial creditors, major suppliers, small contractors and the subordinated loan (excluding debts to bureaucretic creditors) were restructured as followings:

1. Debt to financial creditors of US$ 275.5 million and Baht 13,181.1 million and debt to major suppliers of US$ 162.0 million and Baht 1,307.7 million were restructured as follows:

1.1) Debt of US$ 15.6 million and Baht 315.7 million has been converted to the Company's common shares at Baht 4.85 per share.

1.2) Debt of US$ 3.8 million and 41.4 million has been paid in cash.

1.3) Debt of US$ 418.1 million and Baht 14,131.7 million was separated to 3 tranches as follows:

a) Tranche A Loans of US$ 251.7 million and Baht 9,653.7 million will be payable for 21 semi-annual periods. The first repayment started at June 30, 2002 in accordance with the ratio specified in the plan. Interest is to be paid on time on a monthly basis. The Company has to pay loans amounting to USD 4.3 million and Baht 165.4 million on September 3, 2001 and take it as partial payment of the last installment.

b) Tranche B Loans of US$ 85.6 million and Baht 2,297.4 million will payable for 4 semi-annual periods. The first repayment is started at June 30, 2012 in accordance with the ratio specified in the plan. Interest is to be paid monthly, but can be payable at the amount totalling not exceeding 18 months without triggering a default. The Company has to pay loans amounting to USD 1.5 million and Baht 39.4 million on September 3, 2001 and take it as partial payment of the last installment.

c) Tranche C Loans of US$ 80.8 million and Baht 2,180.6 million will be payable for 8 semi-annual periods. The first repayment is started at December 31, 2013 in accordance with the ratio specified in the plan. Interest is to be capitalized and repayable according to the repayable of the principal. Tranche C Loans are subject to repurchase by the Company with the proceeds of new equity to be raised pursuant to the new equity raising under the debt restructuring plan.

2. Debt to related companies of US$ 0.4 million and Baht 4,629.2 million has been converted to the Company's common shares at Baht 4.85 per share.

3. Debt to small contractors of Baht 239 million has been paid by the Company in cash at a 35% discount on Closing Date to all contractors, except one contractor who has chosen 100 equal monthly installments without interest until December 2007. This resulted the Company to have gain on debt restructuring amounting to approximately Baht 93.3 million which was presented as extraordinary item in the statement of income.

4. Subordinated loan of Baht 1,975.8 million and Yen 1,559.2 million has been converted to the Company's common shares at Baht 4.85 per share.

Debts to bureaucratic creditors, such as Telephone Organization of Thailand (TOT), Provincial Electricity Authority (PEA) and the Revenue Department, debt will be repaid as set forth in the rehabilitation plan. Details are as follows:

1. Debt owed to TOT, this was carried out through the debt settlement, in which items settled are as follows:

TOT claims on the Company

1) Direct-Link Long-Distance Circuit Rental

2) Mixed-Traffic Long-Distance Circuit Rental

3) Conduit Rental

4) Cable Hanging Fee

5) Electricity

6) Data Communication Service

7) Refund of Revenue Sharing Between 1,000,000 and 500,000 Lines

8) VAT on Adjustment of Asset Value

9) Opportunity Loss for Constructing Long Distance Circuit without TOT's Approval

The Company claims against TOT

1) Value Added Tax

2) Service Contract for Fault Complaint and Dropwire Maintenance and Repairs

2. Debt to PEA, this is an ongoing process of examining details. However, the amount of such claim will be converted into common shares in the same manner, as set forth the rehabilitation plan if such claim is not settled to the Company's and PEA's mutual satisfaction.

3. Debt to Revenue Department, this represented claim of corporate income tax and special business tax (See Note 26 to the financial statement).

During the second quarter of 2001, the Company and TOT had conclusion in debt settlement in accordance with the rehabilitation plan. The Company had to pay debt to TOT totalling approximately Baht 2,369 million (including interest amounting to approximately Baht 392 million) and TOT had to pay debt to the Company totalling approximately Baht 1,725 million (including interest amounting to approximately Baht 132 million). The result from the debt settlement effected the Company had gain on debt restructuring with TOT amounting to approximately Baht 1,511.6 million and presented it as extraordinary item in the statement of income. The Company paid the net settlement amount approximately Baht 644 million to TOT on June 20, 2001.

However, TOT has verified and concluded the mixed traffic and direct link and conduit rental charge to the Company for the period of October 1993 to November 30, 2000 amounting to Baht 190 million. Since a portion of the charge was debt occurring before the court's order for the Company's rehabilitation but was not incorporated in the business rehabilitation plan, the Company, by the Plan Administrator, has filed the request for the debt repayment for the court approval. However, the court rendered its order that the Company was not obliged to pay any debt occurred prior to the rehabilitation. Should the Plan Administrator has required to pay that debt for the commercial reason, the Plan Administor has to request for approval from every creditor or the plan has to be amended. The Company recorded a reserve for such expense amounting to approximately Baht 100 million in 2001.

On June 29, 2001, the Company, financial creditors and major suppliers reached final resolution and then entered into debt restructuring agreements as required by the rehabilitation plan. The process of conditions precedent was fulfilled and then the occurrence of Closing Date on September 3, 2001 was taken place, in order to effectiveness of such debt restructuring agreements as required by the rehabilitation plan.

Under the debts restructuring agreements, the Company has issued warrants in an amount equal to 10% of the total grossed-up number of ordinary shares of the Company after the debt restructuring to the financial creditors, the major suppliers and the Company's existing shareholders after the Closing Date. These warrants will be granted 50% to creditors and 50% to existing shareholders. These warrants will be exercisable within 5 years after October 1, 2001. Such warrants can only be exercised by means of a cash payment to the Company. During the fourth quarter of 2001, the holder of warrant exercised their right to buy the Company's common share 825 shares.

As part of the Plan, the Company undertakes to raise new common shares in the aggregate amount of Baht 5,000 million with a minimum payment of Baht 3,000 million in cash within a period of 30 months from the Closing Date. A portion of the proceeds of the new equity may be used for debt settlement under the debt restructuring plan and the other portion may be used for capital expenditure in order to enable the Company to compete effectively in new lines of business in a deregulated environment. If the Company cannot increase shares of Baht 5,000 million within 24 or 30 months after the Closing Date, the Company shall issue to the lenders additional warrants at such times. The exercise price for such warrants shall be market-based, but in no event lower than par value of the Company's share (Baht 10 par value).

On November 30, 2001, the Company filed the petition for cancellation of business rehabilitation. The court then ordered the approval of the Company's business rehabilitation on December 24, 2001 pursuant to Clause 90/70 under the Bankruptcy Act B.E. 2483.

18. BANK OVERDRAFTS

As at December 31, 2000, the subsidiary company had overdraft lines with a local bank totaling Baht 10 million. Interest rate was 8.5% p.a. charged on the outstanding balance.

19. LONG-TERM LOANS

As at December 31, this account consists of:

		In Thousand Baht	
	Note	2001	2000
US Dollar loan	16.4B	18,336,554	-
Baht loan	16.4B	13,975,509	-
Subordinated loan	16.4A	-	2,409,525
Total		32,312,063	2,409,525
Less portion due within one year		249,877	-
Net		32,062,186	2,409,525

20. INCOME TAX

The Company has no income tax for the years ended December 31, 2001 and 2000 to be paid because of loss operations. The income tax expense as presented in the consolidated financial statements represents income tax of the subsidiaries.

21. RESERVE FUND

This represents the reserve which the Company provided in accordance with the Public Company Act B.E. 2535 which requires a public company to provide at least 5% of net income net of the deficit beginning of year (if any) until the reserve reaches 10% of the authorized share capital. Such reserve is prohibited for dividend distribution.

22. BASIC LOSS PER SHARE

Basic loss per share is determined by dividing the net loss by the weighted average number of shares outstanding during the years.

	Net Loss (In Thousand Baht)	Weighted Average Number of Shares (Thousand Shares)	Basic Loss per Share (Baht)
2001			
Net loss	424,304	1,679,736	0.25
2000			
Net loss	4,420,378	1,125,000	3.93

The Company does not present diluted loss per share because the exercise price in the warrant to buy the common share is higher than the market price.

23. SEGMENT INFORMATION

The Company was registered for the purpose of joint-undertaking of investment in the expansion project of telephone services with the Telephone Organization of Thailand in the provincial areas including the installation of the telephone number. The management considers the operations as one business and the operation of the subsidiaries are in connection with the Company's business in servicing to the telephone subscribers with the types of the operation complement each other. For this reason, the management considers this as one segment of operation. In addition, in the term of areas of services and marketing areas, the management also considers as one segment of operation because the Company and subsidiaries operate only in the Kingdom of Thailand.

24. PROVIDENT FUND

The Company and subsidiary (TT&T Subscriber Services Company Limited) established a contributory registered provident fund in accordance with the Provident Fund Act B.E. 2530. the registered provident fund plan was approved by the Ministry of Finance on December 25, 1992 and July 4, 1994, respectively.

Under the plan, the employees contribute an amount equivalent to 3% of their basic salary. The Company and subsidiary contribute monthly to the fund at a percentage of 3%, 5% and 7% of employees' basic salary which is declared in the plan. The Company and subsidiary appointed a fund manager to manage the fund in accordance with the terms and condition prescribed in the Ministerial Regulation No. 2 (B.E. 2532) issued under the Provident Fund Act B.E. 2530. However, the Company, subsidiary and their employees agreed to cease the contribution to the fund for two (2) years starting from January 1, 1998. In the first quarter of 2000, the Company, subsidiaries and their employees started contributing monthly to the fund as normal. During the ceasing period for contribution, the duration for the membership of the fund has been counted. In addition, the Company has allowed any employees who resigned from the fund enabling to reapply for the membership of the fund but the resignation of the fund presently has to be solely from the resignation of the employee status of the Company. The Company and subsidiary contributed to the fund for 2001 and 2000 amounting to approximately Baht 24.3 million and Baht 23.3 million, respectively.

25. DISCLOSURE ON FINANCIAL INSTRUMENTS

As at December 2001, the Company and subsidiaries have no policy to use any kinds of derivative financial instrument for speculation or commercial use.

25.1 Lending Risk

Pursuant to the existing loan agreements, the Company is unable to provide any kind of lending to subsidiaries or other entities. However, the Company has the receivable from Telephone Organization of Thailand related to the telephone service subscriber receivable from the amount billed and unbilled to TOT. The Company has provided certain allowances for the doubtful receivable. Besides, the deposit of Baht 3,000 per line under TOT's account is adequate to offset with the uncollectable amount including the follow-up procedure for long outstanding balance pursuant to the Concession Agreement (see Note 6 to the financial statements). The lending risk of the Company, therefore, is considered minimum.

25.2 Exchange Rate Risk

After the Company's debt restructuring, the repayment period will be extended in which the risk associated with the volatility of foreign exchange rate to the Company will also be distributed in the long term. At present, the Company has not yet entered into any foreign exchange hedging contracts since during the previous periods the Company was under the debt restructuring process, in which the principal had not been repaid. Moreover, the fluctuation of foreign exchange rate was quite high compared to the related cost that the Company has to bear and it was not considered beneficial to purchase hedging contracts.

25.3 Interest Rate Risk

Presently, the Company entered into debt restructuring agreement and has not entered into any interest rate hedging contracts because after the Company's debt restructuring, interest rate for long-term liabilities will be based on the floating interest rate as per money market movement.

25.4 Fair Value of Financial Instrument

The Company uses the methods and assumptions for estimating fair value of its financial instrument as follows:

Cash on Hand and in Banks, Short-term Investment - The book values are similar to the fair value since these financial instruments will be due in a short period.

Receivable from Telephone Organization of Thailand - The book values are similar to the fair value since these financial instruments will be due and settled in short period.

Investment in Subsidiaries - Investment in subsidiaries has no market value. The fair value can be reasonably calculated from the net assets of the subsidiary companies that are close to the carrying value in the balance sheet.

Accounts Payable -Trade, Accounts Payable-Others and Accrued Expenses - The book values are similar to the fair value since these financial instruments will be due and restructured in short period.

Long-term Loans - The book values are similar to the fair value since this financial instrument has floating interest rate as per money market movement.

26. COMMITMENT AND CONTINGENT LIABILITIES

26.1 The Company was contingently liable to two local banks for letters of guarantee issued by said banks in favor of a state enterprise amounting to approximately Baht 250 million as at December 31, 2001. The letters of guarantee covered the guarantee for the Company's compliance with the provision of the agreements for joint operation and investment in the expansion project of the telephone services.

26.2 During 2000, a subsidiary entered into purchase agreement for additional public telephone sets with a local company totalling USD 10.8 million. As at December 31, 2000, the subsidiary paid for the public telephone amounting to USD 2.4 million and recorded in the account "Advance for purchase of payphone" and payable for public telephone net of advance amounting to USD 1.1 million (equivalent to Baht 50.8 million) in the account "Payable for public telephone" in the balance sheets. Under the agreement, this liability will be paid on a monthly basis for 24 months commencing from the date of acceptance. As at December 31, 2001, the subsidiary has outstanding balance of the account "Payable for public telephone" in the balance sheets of USD 4.2 million (equivalent to Baht 186.4 million).

During 2001, a subsidiary entered into another purchase agreement for public telephone sets and accessories and Payphone Management System software (PMS) with a local company amounting to USD 1.2 million and Baht 4.5 million. As at December 31, 2001, the subsidiary recorded advance payment USD 0.4 million (equivalent to Baht 15.8 million) and Baht 1.4 million in the accounts "Advance for purchase of payphone" and "Payable for public telephone" in the balance sheets.

26.3 As at December 31, 2001, the Company was contingently liable to the Revenue Department for tax audits for the years 1993 to 1998. According to the letters issued by the Revenue Department about the result of the audit dated June 29, 2000 and July 27, 2000, the Company was ordered to pay tax, penalty and surcharge for the Personal Withholding Tax for the year 1993 amounting to approximately Baht 0.3 million, the Corporate Income Tax for the year 1994 amounting to approximately Baht 91.2 million and the Specific Business Tax for the years 1994 to 1998 amounting to approximately Baht 78.5 million. However, the Company has appealed for the cancellation of the assessment of the Corporate Income Tax for the year 1994 and the Specific Business Tax for the years 1994 to 1998 and to waive penalty and/or surcharge from such assessments. However, the Company has incorporated this dispute into the rehabilitation proceeding including its counter claim for the Revenue Department to refund its Value Added Tax (VAT) regarding the downward adjustment in the value of assets transferred to TOT and the related delay interest. On January 25, 2001, the Official Receiver has issued such counter claim letter to the Revenue Department asking for payment including accrued interest to the Company in the aggregate amount of Baht 1,205 million. The Revenue Department then responded to the Official Receiver on February 12, 2001 to object solely on interest calculation method and the Company's right to receive interest. On March 1, 2001, the Revenue Department submitted the confirmation letter regarding VAT reimbursement of Baht 920 million to the Company. Such VAT amount has been transferred to the Company's bank account on April 26, 2001. For the dispute on interest calculation, the Company and the Revenue Department have reached an agreement to solve this problem and then reported the resolution to the Official Receiver on April 20, 2001. According to the agreement, the Revenue Department agreed to pay for the interest at the amount of Baht 73.6 million to the Company. The Company received such payment from the Revenue Department on June 28, 2001.

On July 30, 2001, the official from Seizure Department ordered the Company to pay the corporate income tax for the year 1994 amounting to approximately Baht 91.2 million and value added tax and the related penalty amounting to approximately Baht 22.6 million to the Revenue Department and omit the payment of specific tax for the year 1994 to 1998 amounting to approximately Baht 78.5 million. On September 21, 2001, the Revenue Department has objected the Seizure Official's order to the Central Bankruptcy Court in case of specific tax omission payment. On October 4, 2001, the Company received the appeal judgement from the Appeal Committee of the Revenue Department dated September 11, 2001, which ordered the Company to pay corporate income tax, penalty, and surcharge amounting to approximately Baht 91.2 million and the specific tax, penalty, and surcharge amounting to approximately Baht 78.5 million. However, it has provided 50% discount on the penalty charges on specific tax so the remaining amount to be paid was approximately Baht 51.7 million. The Company is in the process of appealing to the Tax Court to object the judgment on the Specific tax. As at December 31, 2001, the Company already recorded the corporate income tax, value added tax and specific tax including penalty and surcharge totalling approximately Baht 165.5 million.

27. OTHER

On November 6, 2001, the Company's Board of Directors' meeting approved the resolution to acquire the entire business of TT & T Value Added Service Co., Ltd. (the subsidiary) after get approval from the Company's creditors.

On January 21, 2001, the extraordinary shareholders' meeting of TT & T Value Added Service Co., Ltd. (the subsidiary) approved the resolution to dissolve its operations. However, the dissolution of the subsidiary has to be accepted by the Company's creditors prior to proceed the dissolution. Presently, it is in the process to request approval from the Company's creditors and expected to get the result within February 2002.

28. RECLASSIFICATION OF ACCOUNTS

Certain accounts in the 2000 financial statements have been reclassified to conform to the 2001 financial statement presentation.